Exhibit 3.127.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company: Hilton HHonors Worldwide, L.L.C.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

the name of the limited liability company is changed, to Hilton Honors Worldwide LLC

IN WITNESS. WHEREOF, the undersigned have executed this Certificate on the 27th day of January, A.D. 2017.

By:	/s/ Abigail Hotchkin
Authorized Person(s)

Name:	Abigail Hotchkin
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